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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    PlasmaNet, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    420 Lexington Ave. (Suite 2435)
--------------------------------------------------------------------------------
                                    (Street)

    New York                         NY                 10170
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     ELOT, INC. (NASDAQ: ELOTC)
--------------------------------------------------------------------------------
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

     13-4037944
     PlasmaNet, Inc.
________________________________________________________________________________
4.   Statement for Month/Year

     July, 2001
     ---------------------------------------------------------------------------
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

========================================================================================================
1. Title of Security     2. Transaction Date         3. Transaction Code             4. Securities
(Instr. 3)                                              (Instr. 8)                      Acquired (A)
                                                                                        or Disposed of
                            (Month/Day/Year)                                            (D)
                                                                                        (Instr. 3, 4
                                                                                        and 5)

========================================================================================================
                                                            Code             V               Amount
========================================================================================================
        Common                   7/02/01                      S                              39,900
========================================================================================================
        Common                   7/02/01                      S                               2,400
========================================================================================================
        Common                   7/03/01                      S                              20,700
========================================================================================================
        Common                   7/05/01                      S                               9,800
========================================================================================================
        Common                   7/06/01                      S                              76,783
========================================================================================================
        Common                   7/06/01                      S                               6,700
========================================================================================================
        Common                   7/09/01                      S                              120,200
========================================================================================================
        Common                   7/09/01                      S                              25,597
========================================================================================================
        Common                   7/09/01                      S                              26,078
========================================================================================================
        Common                   7/09/01                      S                              69,700
========================================================================================================
        Common                   7/09/01                      S                              56,042
========================================================================================================
        Common                   7/10/01                      S                              39,241
========================================================================================================
        Common                   7/10/01                      S                              76,300
========================================================================================================
        Common                   7/10/01                      S                              169,782
========================================================================================================
        Common                   7/10/01                      S                                500
========================================================================================================
        Common                   7/11/01                      S                              119,527
========================================================================================================
=================================================================================================================================
1. Title of Security   5. Amount of Securities                                 6. Ownership Form:         7. Nature of Indirect
(Instr. 3)                Beneficially Owned at End of Month                      Direct (D)                 Beneficial Ownership
                                                                                  or Indirect (I)
                                                                                  (Instr. 4)
                         (Instr. 3 and 4)                                                                         (Instr. 4)

                                                 10,902,075 SHARES OF COMMON
                                          AND  1 SHARE OF SERIES A PREFERRED
=================================================================================================================================
                        (A) or (D)           Price
=================================================================================================================================
        Common               D               0.34                                D
=================================================================================================================================
        Common               D               0.36                                D
=================================================================================================================================
        Common               D               0.32                                D
=================================================================================================================================
        Common               D               0.32                                D
=================================================================================================================================
        Common               D               0.30                                D
=================================================================================================================================
        Common               D               0.31                                D
=================================================================================================================================
        Common               D               0.23                                D
=================================================================================================================================
        Common               D               0.24                                D
=================================================================================================================================
        Common               D               0.25                                D
=================================================================================================================================
        Common               D               0.26                                D
=================================================================================================================================
        Common               D               0.27                                D
=================================================================================================================================
        Common               D               0.21                                D
=================================================================================================================================
        Common               D               0.22                                D
=================================================================================================================================
        Common               D               0.24                                D
=================================================================================================================================
        Common               D               0.25                                D
=================================================================================================================================
        Common               D               0.21                                D
=================================================================================================================================



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

------------------------------------------------------------------------------------------------------------------------------------
        Common            7/11/01           S               37,070            D           0.215                                 D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/11/01           S                1,000            D           0.22                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/12/01           S               23,482            D           0.22                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/12/01           S               12,932            D           0.225                                 D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/12/01           S               24,620            D           0.23                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/12/01           S                2,300            D           0.24                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/13/01           S               18,442            D           0.24                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/13/01           S                5,000            D           0.245                                 D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/16/01           S                 500             D           0.24                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/17/01           S               57,168            D           0.24                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/18/01           S                5,500            D           0.24                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/19/01           S                 100             D           0.24                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/20/01           S               37,088            D           0.22                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/20/01           S               62,373            D           0.24                                  D
------------------------------------------------------------------------------------------------------------------------------------
        Common            7/24/01           S                5,000            D           0.24            10,902,075            D
        ------            -------   ----------------      -----------    ----------   ------------- ------------------------  -----
------------------------------------------------------------------------------------------------------------------------------------
  Series A Preferred      7/30/01         J (1)                1              A            (1)                  1               D
        Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------


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

============================================================================================================================
1. Title of Derivative   2. Conversion or Exercise Price of  3. Transaction Date  4. Transaction Code   5. Number of
   Security                 Derivative Security                 (Month/Day/Year)     (Instr. 8)            Derivative
   (Instr.3)                                                                                               Securities
                                                                                                           Acquired (A) or
                                                                                                           Disposed of (D)
                                                                                                           (Instr. 3, 4
                                                                                                           and 5)


                                                                                ============================================


                                                                                   Code        V       (A)     (D)
============================================================================================================================
                                                                                                       A
============================================================================================================================

============================================================================================================================

============================================================================================================================

============================================================================================================================

============================================================================================================================

============================================================================================================================

============================================================================================================================

============================================================================================================================

============================================================================================================================

============================================================================================================================
=======================================================================================================================
1. Title of Derivative 6. Date Exerciseable and Expiration  7. Title and Amount of     8. Price of     9. Number of
   Security               Date                                 Underlying Securities      Derivative      Derivative
   (Instr.3)              (Month/Day/Year)                     (Instr. 3 and 4)           Security        Securities
                                                                                          (Instr. 5)      Beneficially
                                                                                                          Owned at
                                                                                                          End of
                                                                                                          Month
                                                                                                          (Instr. 4)

                       =============================================================
                                                                           Amount or
                                            Expiration                     Number of
                        Date Exercisable       Date           Title          Shares
=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================

=======================================================================================================================




========================================================
1. Title of Derivative  10. Ownership    11. Nature of
   Security                 Form of          Indirect
   (Instr.3)                Derivative       Beneficial
                            Securities       Ownership
                            Beneficially     (Instr. 4)
                            Owned at
                            End of
                            Month
                            (Instr. 4)


========================================================

========================================================

========================================================

========================================================

========================================================

========================================================

========================================================

========================================================

========================================================

========================================================

========================================================








Explanation of Responses: (1) The reporting person acquired one share of the issuer's Series A Preferred Stock as consideration for the sale by the reporting person of certain of its assets to the issuer pursuant to the provisions of a certain Asset Purchase Agreement dated June 8, 2001. The Series A Preferred Stock is convertible into 700,000 shares of the issuer's common stock, which number of shares of common stock may be increased or decreased as determined pursuant to a formula set forth in the Asset Purchase Agreement.



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



     /s/ William R. Mack, on behalf of Plasmnet, Inc.
     ------------------------------------------------
                                                                 August 8, 2001
                                                                 Date
     William R. Mack, Controller on Behalf of Plasmanet,Inc.




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